Form 51-102F1

Annual Management Discussion and Analysis

For

Pacific North West Capital Corp.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the six month period ended October 31, 2006 and should be read in conjunction with the financial statements for the six month period ended October 31, 2006 and related notes. The date of this Management’s discussion and analysis is December 8, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp

Pacific North West Capital Corp. is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project Overview

River Valley, Ontario

In May, 2006 our Joint Venture partner Anglo Platinum approved a $1.1 million field exploration budget to further evaluate the platinum group metal (PGM) potential within the River Valley Intrusive (RVI).  The summer field programs of detailed mapping, geophysics and geochemical surveys were carried out over the course of the summer and extended into late October. New PGM mineralized zones have been developed from this work and the company is detailing work programs for 2007 to further investigate these.

 Union Bay, Alaska

The project is idle at this time while a new Joint Venture partner is being looked for.   The Company feels that there are drill targets that justify additional programs on the property.

Goodnews Bay, Alaska

The Goodnews Bay Project is a newly acquired property from the Alaskan Native’s Calista Corporation in the south west coast of Alaska.  The summer program of data compilation and field basal geochemical soil sampling was carried out, and further platinum mineralization  was discovered in the Suzie Mountain area.  The Company has confirmed its commitment to the 2007 work expenditure detailed in the agreement.

West Timmins, Ontario

The West Timmins Project is located adjacent to Xstrata’s (formerly Falconbridge's) profitable Montcalm Mine.

The 2005 diamond drill results of favorable geology and sulphide mineralization resulted in a joint deep EM survey being conducted over the mine property and to the south over the adjacent JV ground.  The program developed new deep targets similar to the mine signature.   A drill program has been prepared for the property, and is planned to be carried out in 2007.

New Zealand Projects

During the period, the Company allowed one permit to lapse and transferred title on the remaining permit to Mainland Resources Ltd. (a private company registered in New Zealand) while retaining a 2% NSR.  The Company has written off its exploration expenditures in relation to these projects.

Quebec/Soquem Projects

The Company entered into a Cooperation Agreement with Soquem Inc. ("Soquem") in order to conduct research on platinum properties in the province of Quebec. Under the terms of the Agreement, effective June 30, 2006, PFN and Soquem will participate in a 50/50 joint venture to research platinum properties in Quebec, in a designated Area of Mutual Interest ("AMI"), with the objective of identifying viable properties for further exploration. PFN and Soquem will pool staffing and funding resources, and will share all technical data pertaining to properties located within the AMI. Soquem Inc. is a wholly owned subsidiary of the Société générale de financement du Québec.  During the summer the company funded its 50% share of the cost of regional exploration on the project area and results are pending.

Stillwater Mining private placement

Subsequent to quarter end, the Company completed a non-brokered private placement of 4,444,444 common shares at a price of $0.45 per common share for gross proceeds of $2,000,000 with Stillwater Mining Company.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp. for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2006	2005	2004
Total Revenues	$264,895	$468,730	$380,952
General and administrative expenses	1,413,531	1,893,818	1,473,225
Mineral property cash costs incurred	2,317,567	3,121,092	1,899,117
Mineral property cash costs recovered	(1,233,212)	(2,180,484)	(1,585,714)
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,413,531) (0.04)	(1,893,818) (0.06)	(1,473,225) (0.06)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,344,822) (0.04)	(1,894,297) (0.06)	(1,276,008) (0.05)
Totals Assets	5,681,742	6,070,616	7,202,319
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Oct. 31	July 30	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
	2006	2006	2006	2006	2005	2005	2005	2005
Total revenues	$28,880	$34,936	$69,122	$64,088	$82,239	$49,446	$211,651	$96,644
Net loss	314,114	372,117	448,228	370,747	210,839	315,008	805,495	532,268
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.03	0.01
Total assets	5,026,511	5,309,172	5,681,742	6,339,675	6,509,615	6,688,929	6,070,616	6,508,816

Results of operations

The six month period ended October 31, 2006 resulted in a net loss of $686,231 which compares with a loss of $525,847 for the same period in 2005. General and administrative expenses for the six month period ended October 31, 2006 were $665,776 an increase of $39,044 over the same period in 2005. The aggregate stock-based compensation of $52,612 was recorded as compared to $105,270 in the previous year.  Mineral property costs of $84,271 were written off as one New Zealand project was abandoned and the other was transferred to a private New Zealand company.  All other general and administrative costs were relatively the same compared to the previous year. Project management fees of $31,348 were earned during the six month period as compared to $75,410 in the previous year.  This decrease in management fees was the result of the termination of the Union Bay Joint Venture and the Agnew Lake Farm-in agreement. Interest income was $32,468, a decrease of $14,957 over the same period in 2005 as the Company had less funds on deposit.

During the six month period ended October 31, 2006, the Company incurred mineral property cash costs of $680,959.  An exploration program on the mineral property option agreement with Xstrata (formerly Falconbridge) in the Timmins area of Ontario cost $127,372 for cumulative exploration expenditures of $1,692,237. A Quebec exploration program of $56,347 was incurred under the agreement with Soquem. In Alaska, exploration expenses of $52,296 were also incurred on the Tonsina project and $128,930 on the Goodnews Bay project.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $158,360 for the period ended October 31, 2006, an increase of $93,296 over the same period in 2005.

Liquidity and capital resources

At October 31, 2006, the Company’s working capital, defined as current assets less current liabilities, was $2,423,738 compared with working capital of $3,333,963 at April 30, 2006.

During the six month period, the Company issued 20,000 shares for mineral properties at a value of $13,800.

The Company has a portfolio of investments with a book value of $115,772 and a market value of $352,441 as at October 31, 2006. The main investments consist of 485,688 shares of Freegold Ventures Limited and 196,600 shares of CanAlaska Ventures Ltd. which both have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 35,182,452 shares at October 31, 2006.

Contractual commitments

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

The Company is committed under an operating lease with a Company controlled by Harry Barr for its office premises with the following  minimum basic lease payments to the expiration of the lease on June 30, 2010.  The Company is also responsible for its proportionate share of property taxes and operating costs. See “related party transactions” for details.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in Note 4 of the October 31, 2006 financial statements.

Year ended April 30,	2007	2008	2009	2010	2011	Thereafter

Management agreement	$90,040	94,546	99,273	104,233	$62,538	-
Office lease	$32,760	32,760	32,760	32,760	$5,460	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the financial statements for the six month period ended October 31, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

The Company’s auditors for the year ended April 30, 2006, Staley, Okada & Partners, have combined their practice with PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2007.

Financial Instruments and Other Instruments

Pacific North West Capital Corp.’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash – flow-through, accounts payable and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp. is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at October 31, 2006, there were 35,182,452 outstanding common shares compared to 35,112,452 outstanding shares at April 30, 2006.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below.

A summary of the Company’s options at 30 April 2006 and the changes for the period are as follows:

Number outstanding 30 April 2006	Granted	Exercised	Expired/ Cancelled	Number outstanding 30 April 2006	Exercise price per share	Expiry date

200,000	-	-	-	200,000	$0.60	21 December 2006
90,000	-	-	-	90,000	$1.00	10 February 2007
150,000	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	795,000	$0.60	31 December 2007
585,000	-		-	585,000	$0.76	10 September 2008
1,835,000	-	-	(30,000)	1,805,000	$0.60 - $0.70	5 November 2007 5 November 2009
419,500	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	380,000	$0.60	3 May 2010
100,000	-	-	-	100,000	$0.40	13 July 2010
350,000	-	-	(40,000)	310,000	$0.40	3 February 2011
440,000	-	-	-	440,000	$0.40	19 April 2011
-	50.000	-	-	50,000	$0.50	8 May 2011
-	20.000	-	-	20,000	$0.50	19 May 2011
-	50.000	-	-	50,000	$0.50	20 May 2011
5,344,500	120,000	-	(70,000)	5,394,500

During the year ended April 30, 2006, 2,697,990 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.  To date, 400,000 performance shares have been issued at $0.01 per share.

Related party transactions

During the six month period ended October 31, 2006, the below related parties were paid the following: A total of $44,100 was paid to a Company controlled by Harry Barr, a Director and President of the Company for management services; pursuant to an office lease agreement dated July 1, 2005, a total of $26,874 was paid to a Company controlled by Harry Barr for office rent; a total of $13,044 was paid to a Company controlled by Taryn Downing, the Corporate Secretary of the Company for consulting services; a total of $15,650 was paid to a Company controlled by Gord Steblin, the Chief Financial Officer of the Company for accounting services;  a total of $24,000 was paid to a Company controlled by Peter Dasler, the Vice-President of Business Development of the Company for engineering and consulting fees;  a total of $17,550 was paid to a Company controlled by John Londry, the Vice-President of Exploration of the Company for engineering and consulting services; and $20,400 in wages to Jag Sandhu, the Vice-President, Corporate Finance.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the six month period, $9,000 was accrued to directors.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

Pacific North West Capital Corp. currently has one joint venture agreement in which Kaymin, a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., is earning an interest in the Company’s River Valley Ontario project by carrying all costs and making significant exploration expenditures.  The Company ended October 31, 2006 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them. Subsequent to quarter end, the Company completed a non-brokered private placement of 4,444,444 common shares at a price of $0.45 per common share for gross proceeds of $2,000,000 with Stillwater Mining Company. On December 12, the company announced a non-brokered private placement of up to 2,127,660 shares at $0.47 per share, some of which will be flow-through shares, for gross proceeds of up to $1,000,000. The proceeds from this private placement will be used for winter drilling on the Company’s Option/Joint Venture with Xstrata plc (formerly Falconbridge) in Timmins, Ontario and general working capital.

Approval

The Board of Directors of Pacific North West Capital Corp. has approved the disclosure contained in this interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.